UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Serena Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

817492101

(CUSIP Number)

Alan K. Austin

Silver Lake Partners
2725 Sand Hill Road, Suite 150
Menlo Park, CA  94025
(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817492101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* OO, BK, SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,747,787**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,747,787**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,747,787**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%**

14.	Type of Reporting Person* PN

**See Item 5 below

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Technology Investors II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* OO, BK, SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,747,787**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,747,787**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,747,787**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%**

14.	Type of Reporting Person* OO

**See Item 5 below

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spyglass Merger Corp.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* OO, BK, SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,747,787**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,747,787**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,747,787**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%**

14.	Type of Reporting Person* CO

**See Item 5 below

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Serena Software, Inc., a Delaware corporation (“Serena” or the “Issuer”), having its principal executive offices at 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of Silver Lake Partners II, L.P. (“SLP II”), Silver Lake Technology Investors II, L.L.C. (“SLTI II”) and Spyglass Merger Corp. (“Merger Sub,” and together with the SLP II and SLTI II, the “SLP Entities” or the “Reporting Persons”).

SLP II is a Delaware limited partnership whose principal business is investing in securities.  SLTI II is a Delaware limited liability company whose principal business is investing in securities.  The principal office of each of SLP II and SLTI II is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Silver Lake Technology Associates II, L.L.C. (“SLTA II”) is the general partner of SLP II.   Silver Lake Technology Management, L.L.C. (“SLTM”) is the managing member of Silver Lake Management Company, L.L.C. (“SLMC”), which is the manager of SLTI II.

SLTA II is a Delaware limited liability company whose principal business is serving as the sole general partner of SLP II and certain of its related investment vehicles.  SLMC is a Delaware limited liability company whose principal business is serving as the investment adviser to SLP II certain of its related investment vehicles.  SLTM is a Delaware limited liability company whose principal business is serving as the investment adviser to certain affiliates of SLP II.  The principal office of each of SLTA II, SLTM and SLMC is 2725 Sand Hill Road, Suite 150, Menlo Park, California  94025.

The managing members of SLTA II and SLTM are Alan K. Austin, James A. Davidson, Glenn H. Hutchins, John R. Joyce and David J. Roux (collectively, the “Managing Members”).  Each of the Managing Directors is a United States citizen.  The present principal occupation of each of the Managing Directors is serving as a managing member of SLTA II, SLTM and affiliated entities.  The principal office of each of the Managing Members is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Merger Sub is a Delaware corporation newly formed by SLP II.  The principal business of Merger Sub is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 3 below).  The sole director of Merger Sub is David J. Roux.  The President of Merger Sub is Hollie Moore, who is a United States citizen and whose principal occupation or employment is as a Director of Silver Lake Partners.  The Vice President, Treasurer and Assistant Secretary of Merger Sub is Todd Morgenfeld, who is a United States citizen and whose principal occupation or employment is as a Principal of Silver Lake Partners.  The Vice President, Secretary and Assistant Treasurer of Merger Sub is Alan K. Austin.  The principal business office address of Messrs. Roux, Austin and Morgenfeld, Ms. Moore and Merger Sub is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

The information as set forth below related to Douglas D. Troxel, the Chief Technology Officer and Chairman of the Board of Directors of the Issuer (the “Founder”), and the Douglas D. Troxel Living Trust (the “DT Trust”) have been provided to the Reporting Persons by the Founder.

(a)                  Douglas D. Troxel

(b)                 3755 Campus Drive, 3rd Floor
San Mateo, CA 94403-2538

(c)                  Chief Executive Officer
SERENA Software, Inc.
3755 Campus Drive, 3rd Floor
San Mateo, CA 94403-2538

(d)-(e)           None

(f)                  United States.

The DT Trust is a trust organized under the laws of California, with the Founder serving as trustee of the DT Trust.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Items 2, 4, 5 and 6 is hereby incorporated herein by reference.

(a) – (b)  Pursuant to an Agreement and Plan of Merger, dated as of November 11, 2005 (the “Merger Agreement”), between Serena and Merger Sub, and subject to the conditions set forth therein (including, among other things, adoption of the Merger Agreement by the stockholders of Serena, consummation of the debt financing and receipt of applicable regulatory approvals), Merger Sub will merge with and into Serena (such events constituting the “Merger”).  At the effective time of the Merger the separate corporate existence of Merger Sub shall cease and Serena shall continue its existence as the surviving corporation (sometimes referred to herein as the “Surviving Corporation”).

As more fully described below, Merger Sub has received equity commitments and debt commitments to finance the consummation of the transactions contemplated by the Merger Agreement, including to pay the Merger Consideration (as defined in Item 4 below) to holders of Common Stock (other than certain holders described in Item 4), pay the either the as-converted cash amount or the principal and accrued but unpaid interest on the outstanding $220 million in aggregate principal amount of Serena’s 1½% Convertible Subordinated Notes due 2023  (“Convertible Notes”) to those holders of Convertible Notes who exercise their right respectively, to convert their Convertible Notes into the right to receive an amount in cash equal to the Merger Consideration on an as-converted basis or who exercise the right to have the Company purchase their Convertible Notes for 100% of the principal amount thereof plus accrued but unpaid interest, in each case at the times and subject to the conditions set forth in the indenture governing the Convertible Notes, and pay related fees and expenses.  In addition, it is anticipated that a portion of the cash and cash equivalents of Serena will be used to fund payment in part of the Merger Consideration.

In connection with the Merger Agreement, SLP II, SLTI II and Merger Sub have entered into a Contribution and Voting Agreement, dated as of November 11, 2005 (the “Contribution and Voting Agreement”), with the Founder and the DT Trust.  Pursuant to the Contribution and Voting Agreement, the DT Trust has agreed to contribute 7,518,483 shares of Common Stock (the “Contributed Common Stock”) it beneficially owns to Merger Sub immediately prior to the closing of the Merger in exchange for 30,825,780 shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”).  Such shares of Common Stock contributed by the DT Trust will be cancelled and cease to exist at the effective time of the Merger and no payment shall be made or consideration delivered in respect thereof.  In addition, concurrent with such contributions of Common Stock to Merger Sub by the DT Trust, SLP II and SLTI II have agreed to contribute to Merger Sub $348,027,372 and $972,628, respectively, of cash, subject to certain adjustments set forth in the Contribution and Voting Agreement (such amounts as adjusted, the “Contributed Amounts”), in exchange for a number of shares of Merger Sub Common Stock equal to, in each case, the quotient of such cash contribution amount divided by $5.

Pursuant to the letter agreement, dated November 11, 2005, between Merger Sub and Mark E. Woodward, the Chief Executive Officer and a member of the Board of Directors of the Issuer (the “Woodward Letter Agreement”) (attached hereto as Exhibit 8), and the letter agreement, dated November 11, 2005, between Merger Sub and Robert I. Pender Jr., the Senior Vice President, Finance and Administration, Chief Financial Officer and a member of the Board of Directors of the Issuer (the “Pender Letter Agreement” (attached hereto as Exhibit 9) and together with the Pender Letter Agreement, the “Management Letter Agreements”), Messrs. Woodward and Pender agreed to contribute certain shares of Common Stock beneficially owned by them to Merger Sub prior to the Merger in exchange for Merger Sub Common Stock, which shares will be converted into shares of common stock of the Surviving Corporation by virtue of the Merger, and to exchange options to acquire Common Stock beneficially owned by them, for options to acquire common stock of the Surviving Corporation.

In addition, Lehman Commercial Paper Inc.; Lehman Brothers Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Loan Finance LLC; and UBS Securities LLC (collectively, the “Lenders”) have provided Merger Sub with a commitment letter (the “Debt Commitment Letter”) (attached hereto as Exhibit 3) with respect to debt financing in connection with the Merger.  Subject to the terms and conditions of the Debt Commitment Letter, certain of the Lenders have committed to provide $450 million of senior secured credit facilities (consisting of a $375 million term loan facility and a $75 million revolving facility) and a $225 million unsecured senior subordinated interim loan (collectively, the “Financings”).  The Lenders’ commitment to provide the Financings are subject to the execution of definitive agreements with respect thereto and other conditions as set forth in the Debt Commitment Letter.  The Debt Commitment Letter has been obtained, subject to the terms and conditions thereof, to pay, together with the proceeds received pursuant to the Contribution and Voting Agreement, the aggregate merger consideration pursuant to the Merger, to pay the as-converted cash amount or the principal and accrued but unpaid interest on the Convertible Notes for which holders exercise such rights, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of Serena and its subsidiaries.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Agreement and Plan of Merger (Exhibit 1 hereto), the Contribution and Voting Agreement (Exhibit 2 hereto), the Debt Commitment Letter (Exhibit 3 hereto), the Woodward Letter Agreement (Exhibit 8 hereto) and the Pender Letter Agreement (Exhibit 9 hereto), each of which is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Serena, and at the effective time of the Merger, the separate corporate existence of Merger Sub will cease and Serena will continue as the Surviving Corporation.  By virtue of the Merger, each of the outstanding shares of Common Stock, except for any shares of Common Stock held by Merger Sub (which will be cancelled and cease to exist at the effective time of the Merger with no payment made or consideration delivered in respect thereof) and except for any shares held by Serena or any of its subsidiaries (which will remain outstanding), will be converted into the right to receive $24 in cash (the “Merger Consideration”).

Prior to the effective time of the Merger, pursuant to the Contribution and Voting Agreement, Merger Sub will issue Merger Sub Common Stock to the DT Trust in exchange for the contribution by the DT Trust of the Contributed Common Stock and will issue Merger Sub Common Stock to SLP II and SLTI II in exchange for the contribution by SLP II and SLTI II of the Contributed Amounts.  Also pursuant to the Contribution and Voting Agreement, Merger Sub will issue to SLP II one share of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of Merger Sub.  Each share of Merger Sub Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.  Each share of Series A Preferred Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one fully paid and nonassessable share of Series A Preferred Stock of the Surviving Corporation.

Pursuant to the Contribution and Voting Agreement, each of the Founder and the DT Trust have agreed to vote all of the shares of Common Stock beneficially owned or held of record by him or it or to which he or it has, directly or indirectly, the right to vote or direct the voting (the “Subject Shares”) in favor of the Merger and any other matter required to effect the transactions contemplated by the Stockholders Agreement, Merger Agreement and the Debt Commitment Letter (the “Transactions”), and has granted SLP II an irrevocable proxy to vote all the Subject Shares in favor of the Transactions and any other matter required to effect the Transactions at any meeting of stockholders of Serena called to consider such matters.  The Founder and the DT Trust may vote their shares of Common Stock on all other matters submitted to the stockholders of Serena for their approval.  The Contribution and Voting Agreement automatically terminates if at any time before the closing of the contributions contemplated by the Contribution and Voting Agreement, the Merger Agreement shall have been terminated in accordance with its terms.

Pursuant to the Management Letter Agreements, Messrs. Woodward and Pender agreed to contribute certain shares of Common Stock beneficially owned by them to Merger Sub prior to the Merger in exchange for Merger Sub Common Stock, which shares will be converted into shares of common stock of the Surviving Corporation by virtue of the Merger, and to exchange options to acquire Common Stock beneficially owned by them, for options to acquire common stock of the Surviving Corporation.  The Woodward Letter Agreement also provides for, among other things, that Mark E. Woodward will be the Chief Executive Officer of Serena after the Merger.  The Pender Letter Agreement also provides for, among other things, that Robert I. Pender, Jr. will be the Chief Financial Officer of Serena after the Merger.

The Merger Agreement provides that Merger Sub’s directors at the effective time of the Merger will be Serena’s Directors at the effective time of the Merger and officers of Serena immediately prior to the effective time of the Merger will be the officers of Serena at the Effective Time.  Pursuant to the Merger Agreement, Serena will use its commercially reasonable efforts to obtain and deliver to Merger Sub at the closing of the Merger evidence reasonably satisfactory to Merger Sub of the resignation, effective at the effective time of the Merger, of all the members of the Board of Directors of Serena, except for those individuals designated in writing by Merger Sub at least 10 business days before the closing of the Merger.  Pursuant to the Stockholders Agreement, a form of which is an exhibit to the Contribution and Voting Agreement and which will be entered into by Merger Sub, SLP II, SLTI II, the DT Trust, the Founder and other parties thereto upon closing of the transactions contemplated by the Contribution and Voting Agreement (the “Stockholders Agreement”) (attached hereto as Exhibit 5), the board of directors of directors of the Surviving Corporation immediately after the effective time of the Merger will consist of (a) two directors designated by the DT Trust, one of whom will generally be the Founder and the other of which will be a director that is not an affiliate of the Company, the DT Trust, the Founder or the Issuer and that is reasonably acceptable to SLP II, (b) the Chief Executive Officer of the Surviving Corporation, and (c) the remainder to be designated by SLP II and/or its permitted transferees.

Pursuant to the Restated Certificate Incorporation of Merger Sub, a form of which is an exhibit to the Contribution and Voting Agreement and which will be executed and filed with the Secretary of State of the State of Delaware prior to the closing of the Merger, one share of Series A Preferred Stock is authorized and will be issued, pursuant to the Contribution and Voting Agreement, to SLP II.  Until the occurrence of certain events specified in the Restated Certificate of Incorporation, the holder of the share of Series A Preferred Stock has the power to appoint one director (the “Series A Director”) who shall have the voting rights and powers that entitle such Series A Director to exercise one vote more than all votes entitled to be cast by all other directors at such time.

In connection with the Merger Agreement, subsequent to the Merger, the Reporting Persons intend to delist the Common Stock from the NASDAQ National Market and to deregister the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Other than described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, inclusive, although the Reporting Persons reserves the right to develop such plans.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement (Exhibit 1 hereto), the Contribution and Voting Agreement (Exhibit 2 hereto), the Stockholders Agreement (Exhibit 5 hereto), the Restated Certificate of Incorporation (Exhibit 6 hereto), and the Management Letter Agreements (Exhibits 8 and 9 hereto), each of which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a), (b) The following disclosure assumes that there are 41,227,379 shares of Common Stock outstanding, which the Issuer represented in the Agreement and Plan of Merger was the number of outstanding shares of Common Stock as of November 9, 2005.  The following disclosure also assumes that the Founder may be deemed to beneficially own 11,747,787, which the Founder represented in the Contribution and Voting Agreement that he may beneficially own as of November 11, 2005.

As a result of the matters described in Items 2, 3 and 4 above, the Reporting Persons and the Founder and the DT Trust, may be deemed constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and, as a result, the Reporting Persons may be deemed to beneficially own 11,747,787 shares of Common Stock as of November 11, 2005.  Such Common Stock constitutes approximately 28.5% of the issued and outstanding shares of Common Stock.  Pursuant to the Contribution and Voting Agreement, the Founder has represented that he may be deemed to beneficially own 11,747,787 shares of Common Stock.  The Contribution and Voting Agreement requires the Founder and the DT Trust, upon the terms and subject to the conditions set forth therein, to vote the Common Stock beneficially owned by them in favor of the Transactions and grants SLP II a limited proxy to vote such shares in favor of the Transactions and requires the Founder and the DT Trust to vote against any competing acquisition proposals and restricts the ability of the Founder and DT Trust to transfer any shares of Common Stock beneficially owned by him or it.  As a result of such provisions, SLP II, SLTI II and Merger Sub may be deemed to have shared voting power and shared dispositive power with respect to the such shares of Common Stock beneficially owned by the Founder and the DT Trust.  SLP II, SLTI II and Merger Sub (a) are not entitled to any rights as a stockholder of the Issuer (other than as described herein) and (b) disclaim beneficial ownership of the shares of Common Stock which are covered by the Contribution and Voting Agreement.

As the sole general partner of SLP II, SLTA II may be deemed to be the beneficial owner of the shares of Common Stock over which SLP II has voting or dispositive power.  The investment decisions of SLTA II are made by the Managing Members.  Each of the members of SLTA II and the Managing Members disclaims beneficial ownership of the shares of Common Stock which SLTA II may be deemed to beneficially own.

As the managing members of SLTM, which is the managing member of the manager of SLTI II, the managing members may be deemed to beneficially own the shares of Common Stock over which SLTI II has voting or dispositive power.  Each of the Managing Members disclaims beneficial ownership of such shares.

The information set forth in response to this Item 5 is qualified in its entirety by reference to the Merger Agreement (Exhibit 1 hereto) and the Contribution and Voting Agreement (Exhibit 2 hereto), each of which is incorporated herein by reference.

(c)  Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, other than the Founder and the DT Trust, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

The Reporting Persons have been advised by the Founder and the DT Trust that neither the Founder nor the DT Trust has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d)  None of the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

As described in Items 3 and 4 hereof, Merger Sub has entered into the Merger Agreement (Exhibit 1 hereto) with the Issuer dated as of November 11, 2005, whereby, among other things, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer.  In connection with the Merger Agreement, each share of Common Stock (other than as described in Item 4) will be converted into the right to receive the Merger Consideration.

As described in Items 3 and 4 hereof, on November 11, 2005, the Founder and the DT Trust entered into the Contribution and Voting Agreement with SLP II, SLTI II and Merger Sub, whereby the Founder and the DT Trust agreed, among other things, (a) to vote the Subject Shares in favor of the Transactions and certain related matters, and has granted an irrevocable proxy to SLP II to vote the Subject Shares in favor of the Transactions and certain related matters, (b) not to make, participate in, agree to or initiate, solicit, encourage or knowingly facilitate any inquiries in connection with or the making of a competing acquisition proposal, (c) to vote the shares of Common Stock beneficially owned by them against any competing acquisition proposal, (d) not to directly or indirectly, sell, transfer, pledge, hypothecate, distribute or otherwise dispose of any shares of Common Stock beneficially owned by them, and (e) to contribute 7,518,483 shares of Common Stock held by the DT Trust to Merger Sub in exchange for 30,825,780 shares of Merger Sub Common Stock immediately prior to the effective time of the Merger (which shares of Merger Sub Common Stock will be converted into shares of common stock the Surviving Corporation at the effective time of the Merger).

As described in Item 4 hereof, the Stockholders Agreement, when executed, will provide certain rights to certain parties thereto to appoint directors of the Surviving Corporation.  The Stockholders Agreement will also provide for certain transfer restrictions and registration rights applicable to the shares of common stock of the Surviving Corporation.

In addition, the Restated Certificate of Incorporation, when executed and filed with the Secretary of State of the State of Delaware, and the certificate of incorporation of the Surviving Corporation, from and after the effective time, will provide for a share of preferred stock which will allow SLP II to appoint a director who shall have the voting rights and powers that entitle such director to exercise one vote more than all votes entitled to be cast by all other directors at such time.

In connection with the execution and delivery of the Contribution and Voting Agreement, Merger Sub and SLMC entered into a Management Agreement, dated as of November 11, 2005 (the “SLP Management Agreement”) (attached hereto as Exhibit 11), which provides for, among other things, (a) the payment to SLMC of a fee of $10 million in connection with the closing of the Merger, (b) the payment to SLMC of a periodic fee of $1 million per year after completion of the Merger and (c) the reimbursement by Merger Sub of fees and expenses incurred by SLMC and its affiliates in connection with the performance of services pursuant to the SLP Management Agreement.

As described in Item 4 hereof, pursuant to the Management Letter Agreements, Messrs. Woodward and Pender agreed to contribute certain shares of Common Stock to Merger Sub in exchange for Merger Sub Common Stock, which will be converted into shares of common stock of the Surviving Corporation by virtue of the Merger, and to exchange options to acquire Common Stock for options to acquire common stock of the Surviving Corporation.

As described in Items 3 and 4 hereof, the Lenders have provided Merger Sub with the Debt Commitment Letter (attached hereto as Exhibit 3) with respect to the Financings.  The Financings will be used, together with the proceeds received by holding pursuant to the Contribution Agreement, to pay the Merger Consideration to the holders of Common Stock (other than as described in Item 4), to pay the as-converted cash amount or the principal and accrued but unpaid interest on the Convertible Notes for which holders exercise such rights, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the issuer and its subsidiaries.

In connection with the negotiation of the transactions contemplated by the Merger Agreement, the Issuer entered into a Non-Disclosure Agreement, dated June 24, 2005, with SLMC (the “Confidentiality Agreement”) (attached hereto as Exhibit 10).  Pursuant to the Confidentiality Agreement, the signatories thereto have made certain agreements with respect to, among other things, restrictions on (a) the acquisition of securities of Serena or any of its subsidiaries by SLMC, its affiliates and representatives, (b) the influencing or controlling the management or policies of Serena by SLMC, its affiliates and representatives, the solicitation of proxies to vote any voting securities of Serena or any of its subsidiaries by SLMC, its affiliates and representatives, and the influencing of or advising by SLMC, its affiliates and representatives of any person or entity with respect to voting of securities of Serena or any of its subsidiaries, (c) the making of any public announcement by SLMC, its affiliates and representatives with respect to, or submitting any proposal for or offer of any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof or any of their securities or assets, and (d) the entering into any discussions, negotiations, arrangements or understandings by SLMC, its affiliates and representatives with any third party with respect to the foregoing, or otherwise form, join or in any way engage in discussions relating to the formation of, or participate in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act in connection with any of the foregoing.

In connection with the signing of the Merger Agreement, SLP II entered into a letter agreement, dated November 11, 2005 (the “Sponsor Guarantee”) (attached hereto as Exhibit 4), pursuant to which, among other things, SLP II guaranteed the payment to the Issuer of any amounts which are finally judicially determined to be due to the Issuer from Merger Sub by reason of the willful breach of the terms of the Merger Agreement by Merger Sub, subject to a maximum of all such payments to the Issuer from SLP II of $52,350,000.

In connection with the acquisition of Serena by Merger Sub, Merger Sub entered into an engagement letter, dated September 13, 2005, with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) (such engagement letter, the “Engagement Letter”) (attached hereto as Exhibit 12).  Pursuant to the Engagement Letter, Merger Sub has agreed to, among other things, pay certain fees and expenses to Merrill Lynch if Merger Sub acquires Serena.

Other than the Merger Agreement and the exhibits thereto, the Contribution and Voting Agreement, the Stockholders Agreement, the Restated Certificate of Incorporation, the SLP Management Agreement, the Management Letter Agreements, the Engagement Letter, the Debt Commitment Letter, the Confidentiality Agreement and the Sponsor Guarantee, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D other than the Founder and the DT Trust and between such persons and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Persons have been advised by the Founder and the DT Trust that, except as disclosed herein, neither the Founder nor the DT Trust is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Merger Agreement (Exhibit 1 hereto), the Contribution and Voting Agreement (Exhibit 2 hereto), the Debt Commitment Letter (Exhibit 3 hereto), the Sponsor Guarantee (Exhibit 4 hereto), the Stockholders Agreement (Exhibit 5 hereto), the Restated Certificate of Incorporation (Exhibit 6 hereto), the Management Letter Agreements (Exhibits 8 and 9 hereto), the Confidentiality Agreement (Exhibit 10 hereto), the SLP Management Agreement (Exhibit 11 hereto) and the Engagement Letter (Exhibit 12 hereto), each of which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1.             Agreement and Plan of Merger, dated November 11, 2005, between Spyglass Merger Corp. and Serena Software, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on November 14, 2005).

2.             Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel Living Trust, Douglas D. Troxel and Spyglass Merger Corp.

3.             Project Spyglass – Credit Facilities Commitment Letter, dated November 11, 2005, among Lehman Brothers Inc.; Lehman Commercial Paper Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Securities LLC; UBS Loan Finance LLC; and Spyglass Merger Corp.

4.             Letter Agreement (Sponsor Guarantee), dated November 11, 2005, between Silver Lake Partners II, L.P. and Serena Software, Inc.

5.             Form of Stockholders Agreement (Exhibit A to the Contribution and Voting Agreement).

6.             Form of Restated Certificate of Incorporation (Exhibit B to the Contribution and Voting Agreement).

7.             Joint Filing Agreement, dated November 21, 2005, by and among Silver Lake Partners II, L.P.; Silver Lake Technology Investors II, L.L.C.; and Spyglass Merger Corp.

8.             Letter Agreement (Woodward Letter Agreement), dated November 11, 2005, between Spyglass Merger Corp. and Mark E. Woodward.

9.             Letter Agreement (Pender Letter Agreement), dated November 11, 2005, between Spyglass Merger Corp. and Robert I. Pender Jr.

10.           Non-Disclosure Agreement, dated June 24, 2005, between Serena Software, Inc. and Silver Lake Management Company, L.L.C.

11.           Management Agreement, dated as of November 11, 2005, between Spyglass Merger Corp. and Silver Lake Management Company, L.L.C.

12.           Engagement Letter, dated September 13, 2005, between Spyglass Merger Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2005

SILVER LAKE PARTNERS II, L.P.

	By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

		By:	/s/ Alan K. Austin
			Name:	Alan K. Austin
			Title:	Managing Director and
Chief Operating Officer

SILVER LAKE TECHNOLOGY INVESTORS II, L.L.C.

	By:	SILVER LAKE MANAGEMENT COMPANY, L.L.C., its Manager

	By:	/s/ Alan K. Austin
		Name:	Alan K. Austin
		Title:	Managing Director and
Chief Operating Officer

SPYGLASS MERGER CORP.

	By:	/s/ Alan K. Austin
		Name:	Alan K. Austin
		Title:	Vice President, Secretary and
Assistant Treasurer